Buenos Aires, November 3rd, 2004

Securities and Exchange Commission

Dear Sirs,

This letter is to acknowledge that on November 3, 2004 Transportadora de Gas del Sur S.A. (“TGS” or the Company) signed an agreement with Petrobras, the Argentine Government, Nación Fideicomisos S.A., among other parties, which agreement sets the framework associated to the project of expanding the General San Martín Pipeline, operated by TGS, in 2.9 million of cubic meters per day (102.4 million of cubic feet per day).  Such expansion will be in operations next winter 2005.

According to the terms and conditions of such agreement, TGS will be the Project Manager and will be also in charge of the operation and maintenance of the new facilities.

The General San Martín pipeline expansion project will demand an investment of approximately US$ 285 million. TGS will contribute with US$ 40 million, including a cash contribution and the remainder in assets already in stock in TGS.

The Company has made a great effort to implement this project . To this end, in the last months, the TGS’s team has devoted to achieve to this goal.  This is a new signal of TGS’s commitment with the country.  In the twelve years of operations, TGS has invested more than US$ 1 billion in expanding its transportation system.

Sincerely,

Enrique Prini

Attorney- in- fact